UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
WHEELER REAL ESTATE INVESTMENT TRUST INC
(Name of Issuer)
COMMON STOCK, par value $0.01
(Title of Class of Securities)
963025887
(CUSIP Number)
HOWARD AMSTER
290 NORTH OLIVE AVE #523
WEST PALM BEACH, FL 33401
(216) 595-1047
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
JANUARY 3, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
PF
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
2,822,230
8.
SHARED VOTING POWER
9.
SOLE DISPOSITIVE POWER
2,822,230
10.
SHARED DISPOSITIVE POWER
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,822,230*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.13%**
14.
TYPE OF REPORTING PERSON (see instructions)
IN
*Mr. Amster is deemed to be the beneficial owner of (i) 2,578,700 shares that are owned directly by Mr. Amster and (ii) 243,530 shares that are owned in the aggregate by the trust jointly filing herewith, for which Mr. Amster, as sole trustee, has sole voting and dispositive power.
**Denominator is based on the 54,975,549 shares of Common Stock outstanding as of January 5, 2024 as reported by the Issuer on Form 8-K filed with the Securities and Exchange Commission on January 8, 2024.



1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST  #3 U/A DTD 11/23/2021
2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)
(b)
3.
SEC USE ONLY
4.
SOURCE OF FUNDS (see instructions)
WC
5.
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.
CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.
SOLE VOTING POWER
-0-
8.
SHARED VOTING POWER
243,530
9.
SOLE DISPOSITIVE POWER
-0-
10.
SHARED DISPOSITIVE POWER
243,530
11.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
243,530*
12.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(see instructions)
13.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.44%**
14.
TYPE OF REPORTING PERSON (see instructions)
OO
* See the footnote marked with a * to the cover page for Mr. Amster.
** See the footnote marked with a ** to the cover page for Mr. Amster.


Item 1.Security and Issuer.
This Schedule 13D relates to the Common Stock, par value $0.01, of Wheeler Real Estate Investment Trust Inc. (the Issuer). The principal executive office of the issuer is 2529 Virginia Beach Blvd Virginia Beach, VA 23452.

Item 2.Identity and Background.
This Schedule 13D is filed as a joint statement by Howard Amster, in his individual capacity, and the Howard Amster 2021 Charitable Remainder Unitrust 3
 U/A DTD 11/23/2021 (together, the Reporting Persons). Further information regarding the Reporting Persons is set forth below.
The Reporting Persons are making this single, joint filing because they may be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the Act). This filing, however, shall not be deemed an affirmation that such a group exists for the purposes of the Act or for any other purpose, and each Reporting Person expressly disclaims beneficial ownership of any securities beneficially owned or directly held by any other person. The agreement among the Reporting Persons to file jointly is attached hereto as Exhibit A.
     (a)Howard Amster is a real estate investor. He is trustee of the Howard Amster 2021 Charitable Remainder Unitrust #3. The Howard Amster 2021 Charitable Remainder Unitrust #3 is a trust engaged in investment activity.
       (b) The principal business address of each of the Reporting Persons is 290 North Olive Ave., #523, West Palm Beach, FL 33401.
       (c) In addition to his investment-related activities, Mr. Amster serves a s the sole trustee of the Howard Amster 2021 Charitable Remainder Unitrust #3 U/A DTD 11/23/2021. Both Reporting Persons are engaged in investment activity.
     (d) During the last five years, none of the Reporting Persons or any of their executive officers, directors or control persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Amster is a United States citizen. The other Reporting Person is a trust organized under the laws of the State of Ohio.
Item 3. Source or Amount of Funds or Other Consideration.
     The shares of Common Stock reflected in this Schedule 13D were acquired by the Reporting Persons through the conversion of an aggregate of 28,972 shares of the issuers Series D Preferred Stock held by the Reporting Persons.

Item 4. Purpose of Transaction.
     The Reporting Persons acquired the shares of Common Stock for investment purposes.
     While the Reporting Persons have no present intention to dispose of all or any portion of the Common Stock beneficially owned by them, any such sales of the Common Stock may, subject to applicable restrictions under the Securities Act of 1933, as amended (the Securities Act) be made in the open market, privately negotiated transactions, or otherwise.
     Depending on their assessment of the of the forgoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4. In addition, they may at their discretion purchase additional shares of Common Stock of the Issuer.
     Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer, other than described above
(b) any extraordinary corporate transactions such as a merger, reorganization, or liquidation involving the Issuer or any of its subsidiaries, (c) any sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present management of board of directors of the Issuer, including any plans or proposals to change the number or term of directors, or to fill any existing vacancies on the Issuers board of directors: (e) any other material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuers business or corporate structure; (g) any change in the Issuers charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) the Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 129(g)(4) of the Act; or (j) any action similar to those enumerated above.
     Except as set forth above, no Reporting Person has any present plan or proposal which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of this Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuers financial condition, the price levels of the shares of its Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons holdings of the Issuers Common Stock, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuers financial and/or operational performance, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling or any hedging or similar transaction with respect to the shares of Common Stock, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.Interest in Securities of the Issuer.
     (a) See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the Common Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons.
     (b) See Items 7, 8, 9, and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number and percentage of the shares of the Common Stock beneficially owned by each of the Reporting Persons as to which there is (i) sole or shared power to vote or direct the vote and (ii) sole or shared power to dispose or to direct the disposition of such shares of the Common Stock.
     (c) The following table sets forth all transactions with respect to the shares of Common Stock reported on this Schedule 13D effected during the past sixty (60) days by any of the Reporting Persons. As noted above, all shares of Common Stock reported on this Schedule 13D were acquired through the conversion of shares of the issuers Series D Preferred Stock which were tendered to the issuer.

     Date of	        No. of Shares
     Transaction	Acquired	Acquirer


        01/03/24	2,822,230	Howard Amster
     01/03/24		243,530		Howard Amster 2021 Charitable Remainder Unitrust #3

     (d) Other than the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Issuer beneficially owned by the Reporting Persons.
     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     There are no contracts, arrangements, understanding, or relationships with respect to the securities of the Issuer with any person except as set forth in Items 2 and 4 above.
     The Reporting Persons entered into a joint filing agreement (the Joint Filing Agreement) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit A and is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits.
Exhibit A:	Joint Filing Agreement


SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
HOWARD AMSTER

/s/ Howard Amster
Date: January 12, 2024


HOWARD AMSTER 2021 Charitable Remainder Unitrust #3 U/A DTD 11/23/2021

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: January 12, 2024

Exhibit A
JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D, including all amendments thereto, with respect to the Common Stock of Wheeler Real Estate Investment Trust Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to the first such joint filing and may, as required, be included as an exhibit to subsequent amendments thereto.

      Each of the undersigned agrees and acknowledges that each party hereto is (i) individually eligible to use such Schedule 13D and (ii) responsible for the timely filing of such Schedule 13D and any and all amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness and accuracy of the information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

      This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument. A facsimile, telecopy or other reproduction of this Joint Filing Agreement may be executed by one or more parties hereto, and an executed copy of this Joint Filing Agreement may be delivered by one or more parties hereto by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes as of the date hereof.

Dated: January 12, 2024

[SIGNATURE PAGE FOLLOWS]






IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

HOWARD AMSTER

/s/ Howard Amster
Date: January 12, 2024


HOWARD AMSTER 2021 Charitable Remainder Unitrust #3 U/A 11/23/2021

By: /s/ Howard Amster
Name: Howard Amster
Title: Trustee
Date: January 12, 2024